Exhibit (g)(3)

VANECK CLO OPPORTUNITIES FUND
EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS  EXPENSE  LIMITATION  AND REIMBURSEMENT AGREEMENT is made as of the 4th day of March, 2026, by and between VanEck CLO Opportunities Fund, a Delaware statutory trust (the "Fund"), and Van Eck Associates Corporation, a corporation organized under the laws of the State of Delaware ("Van Eck"). All capitalized terms used herein and not defined shall have the meaning ascribed to them in the registration statement of the Fund.
W I T N E S S E T H:
WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end investment company; and
WHEREAS, Van Eck serves as the investment adviser of the Fund pursuant to an agreement between Van Eck and the Fund, dated as of March 4, 2026 (the “Investment Advisory Agreement”); and
WHEREAS, the Fund and Van Eck wish to enter into an Expense Limitation and Reimbursement Agreement;
NOW, THEREFORE, the parties hereto agree as follows:

1. Van Eck (or an affiliate thereof) agrees to waive the fees payable to it under the Investment Advisory Agreement or to pay or absorb the other expenses of the Fund, including, without limitation, organization and offering expenses (excluding management fee payments; brokerage and transactional expenses; borrowing and other investment-related costs and fees including interest and commitment fees; short dividend expense; acquired fund fees; taxes; litigation and indemnification expenses; judgments; and extraordinary expenses not incurred in the ordinary course of the Fund’s business – collectively, the “Exclusions”), to the extent necessary to limit the Other Expenses of each class of shares of the Fund (as set forth in the Fund’s Prospectus) less the Exclusions to the annual rate of 0.50% of the Fund’s net assets (the “Expense Limitation”)

2. This Agreement will remain in effect through September 1, 2027. The Fund may terminate this Agreement upon 30 days’ written notice to Van Eck. This Agreement will terminate automatically upon the termination of the Fund’s Investment Advisory Agreement (other than a termination resulting from an “assignment,” as defined by the 1940 Act and the rules thereunder, for the Investment Advisory Agreement) unless a new Investment Advisory Agreement with Van Eck (or an affiliate of Van Eck) to replace the terminated agreement becomes effective upon such termination.

3. The Fund agrees to carry forward for a period not to exceed three (3) years from the date on which an expense is incurred by Van Eck any Other Expenses (less the Exclusions) in excess of the Expense Limitation that is paid or assumed by Van Eck (or an affiliate of Van Eck) pursuant to this Agreement (“Excess Operating Expenses”) and to repay Van Eck (or an affiliate of Van Eck) in the amount of such Excess Operating Expenses as set forth herein. Such repayment will be made as promptly as possible, but only to the extent it does not cause the Other Expenses (after repayment) for any year to exceed the lesser of (a) the Expense Limitation in effect at the time the expense was waived, paid or absorbed, and (b) the Expense Limitation in effect at the time of repayment.

4. This Agreement shall be construed in accordance with the laws of the State of New York and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

5. This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

VANECK CLO OPPORTUNITIES FUND

By:	/s/ Laura I. Martínez
Name:	Laura I. Martínez
Title:	Vice President

VAN ECK ASSOCIATES CORPORATION

By:	/s/ Matthew A. Babinsky
Name:	Matthew A. Babinsky
Title:	Vice President

[Signature Page to Expense Limitation Agreement]